November 16, 2023

VIA E-MAIL AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Mail Stop 3030

Washington, D.C. 20549-4561

Attn:	Mr. Stephen Kim
Mr. Doug Jones

Re:	Edgio, Inc.
10-K for the Fiscal Year Ended December 31, 2022
Filed June 29, 2023
Form 10-Q for the Fiscal Quarter Ended June 30, 2023
Filed September 12, 2023
File No. 001-33508

Dear Mr. Kim and Mr. Jones:

Edgio, Inc. (”Edgio”, “Company”, “we”, or “us”) has received the comment letter dated November 2, 2023 from the staff of the Division of Corporation Finance (“Staff”), and below is our response to the Staff’s comment. For ease of reference, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended June 30, 2023

Consolidated Statements of Operations, page 49

1. Per footnote (2) on the face of the statements of operations, you state cost of services excludes amortization related to various noted intangible assets and you present gross profit that excludes these expenses. Accordingly, it appears your presentation of “gross profit” is a prohibited non-GAAP financial measure pursuant to Item 10(e)(1)(ii)(C) of Regulation S-K. Please remove this measure from the face of your statements of operations. Additionally, if you present non-GAAP “gross profit” measure elsewhere in the filing, clearly label it as non-GAAP and include all required disclosures regarding non-GAAP measures in accordance with Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the comparable GAAP measure (whether or not the comparable GAAP measure is presented). Consider this comment in regard to your presentation in earnings releases contained in Form 8-K’s furnished.

Response to Staff’s Comment

We respectfully acknowledge the Staff’s comment, starting with the Form 10-Q for the quarter ended September 30, 2023 (as shown below) and future filings including the 2023 Form 10-K, the Company included the amortization of acquired technology as a component of cost of revenue, in its consolidated financial statements of operations as a separate line “Amortization—technology”, by analogy to ASC 985-20-45-1. The Company’s management believes that acquired technology directly relates to technology used to provide services to its customers, and therefore, it is appropriate to be included in cost of revenue within the consolidated statements of operations.

In addition to acquired technology, the Company records client relationships and trade name intangible assets in connection with its business combinations. Client relationships intangible assets primarily relate to the sales and marketing of the Company’s products and services. Trade name intangible assets represent the name recognition value associated with acquired businesses. Both the client relationships and trade name intangible assets are a component of and integral to its sales processes and accordingly the Company records amortization of its client relationships and trade name acquired intangible assets, along with depreciation expenses, within operating expenses as “depreciation and amortization” within the consolidated statements of operations.

Additionally, the Company corrected its prior period presentation of amortization of acquired technology and reclassified amounts recorded for amortization of acquired technology from total operating expenses within the caption “depreciation and amortization” to cost of revenue within the caption “amortization—technology” in the consolidated statements of operations.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Revenue (1)	$97,035	$110,832	$294,748	$229,757

Cost of revenue:
Cost of services (1)	66,359	67,140	200,454	138,531
Depreciation — network	3,965	10,903	11,363	23,542
Amortization — technology	3,516	4,166	10,549	5,354

Total cost of revenue	73,840	82,209	222,366	167,427

Gross profit	23,195	28,623	72,382	62,330
Operating expenses:
General and administrative (1)	13,015	22,138	44,331	64,783
Sales and marketing (1)	15,433	14,448	51,222	32,909
Research and development (1)	15,958	32,462	55,713	54,211
Depreciation and amortization	2,126	1,777	6,392	3,129
Restructuring charges	72	4,070	3,908	9,136

Total operating expenses	46,604	74,895	161,566	164,168

Operating loss	(23,409)	(46,272)	(89,184)	(101,838)

Note 19. Leases and Commitments, page 89

2. Please disclose, in your annual and interim period filings, the weighted-average remaining lease term and weighted-average discount rate for all periods presented in accordance with ASC 842-20-50-4(g).

Response to Staff’s Comment

We respectfully acknowledge the Staff’s comment, starting with the Form 10-Q for the quarter ended September 30, 2023, and future filings including the 2023 Form 10-K, the Company disclosed the weighted average remaining lease term and weighted-average discount rate for all periods presented in accordance with ASC 842-20-50-4(g).

Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

3. You have reported several consecutive periods of operating and net losses and negative operating cash flows. Please discuss whether these are known trends. In doing so, include descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on your assessment to have a material impact on future operations. For example, consider discussing the operational reasons for the losses and negative operating cash flows, what you must do to generate positive results and operating cash flows and explain how you intend to meet your cash requirements and maintain operations. Refer to Item 303 of Regulation S-K and Release No. 33-6835 and 33-8350 for guidance.

Response to Staff’s Comment

We respectfully acknowledge the Staff’s comment, after review of Item 303 of Regulation S-K and Release No. 33-6835 and 33-8350, starting with the Form 10-Q for the quarter ended September 30, 2023 and future filings including the 2023 Form 10-K, the Company expanded its disclosure to include discussions on known trends and descriptions of operational reasons for the losses and negative operating cash flows and amounts of matters that had a material impact on reported operations, as well as matters that are reasonably likely based on the Company’s assessment to have a material impact on future operations and cash flows. Below is what the Company added to the Form 10-Q for the quarter ended September 30, 2023:

Although we have incurred operating losses to date, our losses continue to decline due to cost-saving measures implemented after the Edgecast Acquisition in June 2022. These cost saving measures included workforce reductions announced in September 2022, December 2022 and June 2023 which impacted all functions of the business. Cost savings realized from the Edgecast Acquisition was approximately $15,000 and $23,000 for the three and nine months ended September 30, 2023, respectively. Cost savings realized from the Edgecast Acquisition was approximately $13,000 and $39,000 for the three and nine months ended September 30, 2022, respectively. We will continue to look for opportunities to improve our cost structures from additional synergies.

We have experienced continued negative operating cash flow to fund losses incurred to date. Our cash used in operations was $47,116 for the nine months ended September 30, 2023, compared to $19,819 for the nine months ended September 30, 2022. Refer to the discussion in the New Secured Credit Facility and Termination of the Credit Agreement section of Liquidity and Capital Resources below for more information. We believe this infusion of capital, along with our existing cash on hand, will allow us to invest in key areas to drive towards profitability in 2024 and 2025.

Results of Operations

4. Please revise to quantify factors to which changes are attributed. For example, you attribute the revenue increase to the inclusion of revenue from the Edgecast acquisition, however, you do not quantify its impact, nor address how the decrease in the number of your active clients worldwide affected your revenue. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section 501.04 of our Codification of Financial Reporting Policies for guidance.

Response to Staff’s Comment

We respectfully acknowledge the Staff’s comment, after review of Item 303(b) of Regulation S-K and (b)(2)(i) and section 501.04 of Codification of Financial Reporting Policies, starting with the Form 10-Q for the quarter ended September 30, 2023 and future filings including the 2023 Form 10-K, the Company included the impact of Edgecast revenue and impact from customer churn in discussing its results of operations. Below is what the Company added to the Form 10-Q for the quarter ended September 30, 2023:

Our revenue decreased during the three months ended September 30, 2023, versus the comparable 2022 period, primarily due to customer churn and elongated booking cycles. Our revenue increased during the nine months ended September 30, 2023, versus the comparable 2022 period, primarily due to the inclusion of revenue from the Edgecast Acquisition, partially offset by customer churn. Edgecast revenue for the three and nine months ended September 30, 2023, was $49,850 and $154,966, respectively, compared to $62,231 and $75,005 for the three and nine months ended September 30, 2022, respectively. Our active clients worldwide decreased to 829 as of September 30, 2023, compared to 996 as of September 30, 2022.

Liquidity and Capital Resources

Operating Activities

5. It appears your analyses in this Form 10-Q and 2022 Form 10-K do not fully explain the changes in net cash flows of operating activities between the respective current and corresponding prior year periods presented. For example, the items cited in this Form 10-Q analysis appear to sum to a negative change of $6,885 for the current period when the current period decreased by $21,187, and the items cited in the 2022 Form 10-K analysis appear to sum to a positive change of $39,447 for the current period when the current period decreased by $12,758. Please expand your analysis to discuss all material factors affecting the reported amount of operating cash flows from period to period and the reasons underlying these factors. In so doing, refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis.

Response to Staff’s Comment

We respectfully acknowledge the Staff’s comment, after review of introductory paragraph of section IV.B and B.1 of Release No. 33-8350, starting with the Form 10-Q for the quarter ended September 30, 2023 and future filings including the 2023 Form 10-K, the Company included discussion on more line items on the consolidated statements of cash flow to explain the impact on its net cash flows used in operating activities. Below is what the Company added to the Form 10-Q for the quarter ended September 30, 2023:

Operating Activities

Net cash used in operating activities was $47,116 for the nine months ended September 30, 2023, compared to net cash used in operating activities of $19,819 for the comparable 2022 period, an increase of $27,297. Net loss was $95,126 for the nine months ended September 30, 2023, compared to net loss of $89,993 for the comparable 2022 period, an increase in net loss of $5,133. Changes in adjustments to reconcile net loss to net cash provided by operating activities of $42,869 during the nine months ended September 30, 2023, compared to $41,151 in the comparable 2022 period, were primarily due to:

•

depreciation and amortization was $28,304 for the nine months ended September 30, 2023, compared to $32,025 for the comparable 2022 period, a decrease of $3,721 primarily due to a change in estimated useful lives related to network equipment and certain equipment write-offs in the fourth quarter of 2022, partially offset by an increase due to a full year of depreciation and amortization on fixed assets and intangibles acquired related to the Edgecast Acquisition;

•	share-based compensation was $12,246 for the nine months ended September 30, 2023, compared to $22,656 for the comparable 2022 period, a decrease of $10,410 due to lower equity compensation;

•

deferred income taxes was $0 for the nine months ended September 30, 2023, compared to a deferred tax benefit of $19,117 for the comparable 2022 period, an increase of $19,117 due to the release of valuation allowances as a result of deferred tax liabilities acquired in the Edgecast acquisition in June 2022;

•

noncash capital contribution from parent was $0 for the nine months ended September 30, 2023, compared to $3,189 for the comparable 2022 period, a decrease of $3,189 due to no non-cash capital contribution for the current year.

Changes in operating assets and liabilities of $5,141 during the nine months ended September 30, 2023, compared to $29,023 in the comparable 2022 period, were primarily due to:

•	accounts receivable decreased $16,581 during the nine months ended September 30, 2023, as a result of timing of collections as compared to a $22,391 increase in the comparable 2022 period;

•

prepaid expenses and other current assets increased $3,194 during the nine months ended September 30, 2023, compared to an increase of $3,475 in the comparable 2022 period primarily due to an increase in financing receivables, vendor deposits and other, and VAT receivables partially offset by a decrease in related party receivables and prepaid expenses and insurance;

•	income taxes receivable increased $1,234 during the nine months ended September 30, 2023, compared to an increase of $721 in the comparable 2022 period due to timing of receipts;

•

accounts payable and other current liabilities decreased $5,058 during the nine months ended September 30, 2023, compared to an increase of $51,537 for the comparable 2022 period primarily due to a decrease in accounts payable, accrued cost of revenue, related party payable, accrued restructuring charges, and accrued interest payable, partially offset by an increase in accounts payable;

•

deferred revenue increased $645 during the nine months ended September 30, 2023, compared to an increase of $4,754 in the comparable 2022 period primarily due to less advance payments by customers in 2023 and timing of revenue recognition.

•

income taxes payable decreased $2,132 during the nine months ended September 30, 2023, compared to a decrease of $424 in the comparable 2022 period primarily due to inclusion of tax payments for Edgecast entities.

The timing and amount of future working capital changes and our ability to manage our days sales outstanding will also affect the future amount of cash used in or provided by operating activities.

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures. Should you have any questions or comments about our responses, please contact me at (408) 981-8342 or scumming@edg.io.

Sincerely,

/s/ Stephen Cumming
Stephen Cumming
Chief Financial Officer
Edgio, Inc.

cc:	Audit Committee of the Board of Directors of Edgio, Inc. Dan Roder, Ernst & Young LLP Rod Miller, Milbank LLP